Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

Commission File Number: 001-33429

Acorn International, Inc.

12F, Xinyin Building, 888 Yishan Rd

Shanghai, 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Acorn International, Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release	4
PRESS RELEASE DATED AUGUST 28, 2007

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

By:	/s/ Gordon Xiaogang Wang
Name:	Gordon Xiaogang Wang
Title:	Vice president, chief financial officer

Date: August 28, 2007

3

Exhibit 99.1

Acorn Reports Second Quarter 2007 Financial Results

(Shanghai, China; 28 August 2007) Acorn International, (NYSE: ATV), a leading integrated multi-platform marketing company in China engaged in developing, promoting and selling consumer products and services, announced its second quarter results for the three months ended June 30, 2007.

Highlights for Second Quarter 2007:

•	Net revenues were $63.3 million, an increase of 57.7% compared to $40.2 million in the second quarter of 2006.

•	Gross margin was 52.4%, compared to 66.6% in the same period of 2006.

•

Income from operations was $3.3 million, up from a $0.4 million loss in the second quarter of 2006. Excluding share-based compensation expenses (non-GAAP), income from operations was $5.3 million, up 91.3% from $2.8 million in the second quarter of 2006.

•

Operating margin was 5.2%, compared to (0.9)% in the second quarter of 2006. Excluding share-based compensation expenses (non-GAAP), operating margin was 8.4%, compared to 6.9% in the second quarter of 2006.

•

Net income was $6.1 million (including investment gain of $2.6 million), a substantial increase from $0.1 million (including investment gain of $0.2 million) in the second quarter of 2006. Excluding share-based compensation expenses (non-GAAP), net income was $8.2 million, up 149.7% from $3.3 million in the same period of 2006.

•

For the three months ended June 30, 2007, diluted income per ordinary share and diluted income per ADS were $0.07 and $0.20, respectively. Excluding share-based compensation expenses (non-GAAP), diluted income per ordinary share and diluted income per ADS were $0.09 and $0.26, respectively.

•	Share-based compensation expenses were $2.0 million, compared to $3.1 million in the second quarter of 2006.

“We had a good second quarter that was marked by strong top line sales and improved operating efficiency,” said James Hu, Chairman and CEO of Acorn International. “In an increasingly competitive environment, we were able to grow our net revenues by 57.7% and significantly increase our net income from the second quarter of 2006. We remain optimistic about our long-term prospects as the leading provider of TV direct sales in China and firmly believe in our ability to continue to identify and source new and innovative products that can be effectively marketed and promoted via our multiple sales platforms.”

Business Highlights for the Second Quarter of 2007:

•	Mobile handset sales maintained growth for the second quarter, driven in part by the 18 new models from seven different manufacturers that were added to Acorn’s mobile handset product portfolio.

•

Acorn’s branded CPS stock tracking software continued to deliver impressive results. Revenues reached $3.2 million, representing an increase of 209.8% from the same period last year. The deferred revenue balance as of June 30, 2007 reached $9.3 million, compared to $4.2 million as of June 30, 2006 and $5.1 million as of March 31, 2007.

•

The Company’s eCommerce website, launched at the end of last year, continued to perform well, growing at an average monthly rate of 23.5% and reaching a total of $1.3 million in net revenue for the second quarter of 2007.

•	The ratio of gross profit to advertising expenses[1], also referred to as “media profit ratio,” reached 2.02 compared to 1.64 in the same period last year.

Second Quarter Financial Results:

For the second quarter of 2007, total net revenues were $63.3 million, a 57.7% increase compared with $40.2 million in the second quarter of 2006 and a decrease of 6.9% compared to $68.0 million in the first quarter of 2007. The increase in sales from last year was largely a result of strong mobile handset sales through Acorn’s direct sales platform. The sequential decline was primarily a result of seasonality in the distribution business.

Direct sales net revenues were $51.9 million, up 88.8% from the second quarter of 2006. The increase is mainly attributed to strong growth in the mobile handset business, which accounted for 74.2% of total direct sales gross revenues for the second quarter of 2007. Direct sales net revenues for the second quarter of 2007 also include $1.8 million in marketing service revenues, compared to $6.2 million in the first quarter of 2007, reflecting primarily China Unicom’s reduced spending as a result of new product rotation.

Distribution net revenues reached $11.4 million, down 9.9% from the second quarter of 2006, primarily due to declining sales of our Zehom neck massager product line. In the second quarter of 2006 and 2007, the Company generated $4.2 million and $0.6 million in Zehom-related distribution sales, respectively. Since the second half of 2006, pending implementation of related PRC regulations, Acorn has been unable to run TV direct sales programs promoting Zehom and certain other product lines, which had an adverse impact on distribution sales.

The table below summarizes gross revenues from the three best-selling product categories for the direct sales platform, distribution network and total direct and distribution sales, respectively:

[1]

In any period, the ratio of gross profit to advertising expenses will be impacted by (i) the allocation of total advertising expenditures during the period between the cost of revenue in connection with marketing service arrangements and advertising expenses and (ii) sales commissions received in the period in connection with our joint sales arrangements.

Three Months Ended June 30, 2007
(in US dollars)
Direct sales
Mobile handset	38,666,501
Collectibles	5,277,722
Consumer electronics (including Soloky GPS)	2,207,107
Distribution sales
Electronic learning device (Ozing)	5,578,459
Stock tracking software (CPS)	2,173,317
Oxygen generating device (Youngleda)	1,219,876
Total direct and distribution sales
Mobile handset	39,095,628
Electronic learning device (Ozing)	6,108,206
Collectibles	5,283,883

Cost of sales in the second quarter of 2007 was $30.1 million, an increase of 124.3% from $13.4 million in the second quarter of 2006. The increase in cost of sales was primarily driven by significantly increased sales and the increasing sales of mobile handset products which in general have higher product costs. Total cost of sales for the second quarter of both 2006 and 2007 also reflect a reduction of $1.1 million from sales commissions received based on product sales through Acorn’s joint sales partners’ own distribution channels in connection with the Company’s joint sales arrangements.

Gross profit in the second quarter of 2007 was $33.2 million, an increase of 24.2% compared to $26.7 million in the second quarter of 2006. Gross margin was 52.4% in the second quarter of 2007, down from 66.6% in the second quarter of 2006.

Gross profit from direct sales for the second quarter of 2007 increased 39.2% to $27.3 million from $19.6 million in the same period last year. Gross margin for direct sales for the second quarter of 2007 was 52.6%, a decrease from 71.3% in the second quarter of 2006. The decline in gross margin was largely due to greater contribution to total revenues from lower margin mobile handset products and discontinued direct sales of two higher margin products, the Zehom neck massager and the Youngleda oxygen generating device, as a result of last year’s regulatory setbacks.

Gross profit from distribution sales in the second quarter of 2007 was $5.9 million, down from $7.1 million in the second quarter of 2006, a decrease of 17.2%. Gross margin for distribution sales for the second quarter of 2007 was 51.6%, down from 56.2% in the same period last year. The decline in gross margin was largely attributed to the significant loss in sales of the higher margin Zehom neck massager product as a result of regulatory setbacks last year.

Advertising expenses of $16.4 million for the second quarter of 2007 remained relatively constant compared to $16.3 million in the second quarter of 2006. Gross profit over advertising expenses, a benchmark Acorn uses to measure return on multiple sales platforms, was 2.02 in the second quarter of 2007, a significant increase compared with 1.64 in the second quarter of 2006.

Other selling and marketing expenses increased to $6.9 million for the second quarter of 2007 compared to $4.9 million in the second quarter of 2006, a 39.7% year-over-year increase. The increase is primarily attributed to the significant growth in direct sales and reflects increased expenditures in advertising production, deliveries, and salaries and commissions for call center personnel.

General and administrative expenses were $8.2 million in the second quarter of 2007, compared to $6.5 million in the second quarter of 2006, a 26.7% year-over-year increase. The increase is mainly attributed to growth in salaries and benefits for new hires and general business expansion.

Other operating income, net, was $1.6 million for the second quarter of 2007, up 165.2% year-over-year compared to $0.6 million in the second quarter of 2006. Other operating income, net, included $0.4 million and $1.0 million in government subsidies for the second quarter of 2006 and 2007, respectively.

Income from operations for the second quarter was $3.3 million, compared to a loss of $0.4 million in the second quarter of 2006. Operating margin for the second quarter of 2007 was 5.2%, compared to (0.9)% in the second quarter of 2006.

Share-based compensation expenses for the second quarter of 2007 were $2.0 million and $3.1 million for the second quarter of 2006.

Excluding share-based compensation expenses (non-GAAP), income from operations for the second quarter of 2007 was $5.3 million, compared to $2.8 million in the same period of 2006. Excluding share-based compensation expenses (non-GAAP), operating margin for the second quarter of 2007 was 8.4%, an increase from 6.9% in the same period last year.

Net income for the second quarter of 2007 reached $6.1 million (including $2.6 million investment income), a substantial increase from $0.1 million (including $0.2 million investment income) in the second quarter of 2006. Net income excluding share-based compensation expenses (non-GAAP) for the second quarter of 2007 reached $8.2 million, up 149.7% compared to $3.3 million in the same period last year. Diluted income per ordinary share was $0.07 for the quarter. Excluding share-based compensation expenses (non-GAAP), diluted income per ordinary share was $0.09 for the quarter.

As of June 30, 2007, cash and cash equivalents were $155.5 million, compared to $30.5 million as of March 31, 2007. The sequential increase primarily reflects proceeds from the Company’s initial public offering in May 2007. Net accounts receivable increased from $28.0 million as of March 31, 2007 to $29.9 million as of June 30, 2007, primarily as a result of increased direct sales.

Other Update:

In June 2007, NavInfo, a Chinese company providing digital maps, sued Careland, the map service provider for Acorn’s branded GPS product, and Acorn, seeking RMB 5.0 million (or $0.7 million) in total compensation for intellectual property rights infringement of NavInfo’s digital map technology. The case has been accepted by the Beijing Haidian District People’s Court and is currently waiting for trial. Careland agreed to indemnify Acorn for losses arising from the lawsuit.

Business Outlook:

“We made good financial and operating progress this quarter, and we continue to carefully monitor media profits for our products and shift their TV placements to maximize the return on media investments.” said James Hu, Chairman and CEO of Acorn International. “Nevertheless, we faced rising competition in our business in the past quarter. We have begun to experience a slowdown in our mobile handset business due to increasing competition in TV direct sales. Also, we expect margin pressure on our Ozing product line during the remainder of 2007 as a result of sharply rising costs of flash memory, one of the product’s key components, and a recent price reduction on a newly upgraded model that was passed in an effort to further incentivize distributors.”

“Despite these challenges, we remain optimistic about our ability to maintain our industry leading position. In the third quarter, we started to allocate more advertising time to key products during their peak seasons to drive sales. We have recently expanded our call center staffing and increased outbound sales efforts. We have also launched a line of proprietary cosmetics and additional collectible items to our product portfolio. In the long run, we will continue to actively identify and develop highly differentiated products to balance our portfolio.”

As such, we are maintaining our previous guidance for the full year 2007:

•	Net revenues in 2007 are expected to be in the range of $240 million to $265 million.

•	Net income in 2007, excluding share-based compensation expenses, is expected to be between of $24 million to $26 million.

James Hu, Chairman and CEO of Acorn International, added. “Despite near-term competitive pressure in our business, we remain confident in our longer-term vision. As the largest and most experienced TV direct sales company in China, we have multiple integrated sales platforms, broad media presence, proven product development capabilities and extensive operating efficiencies that will help us capture the emerging growth in China’s TV direct sales market.”

These estimates are subject to change. Also, the Company reminds investors that its operating results in each period are impacted significantly by the mix of products and services sold in the period and the platforms through which they are sold. Consequently, in evaluating the overall performance of Acorn’s multiple sales platforms in any period, management also considers metrics such as operating margin and gross profit return on advertising expenses.

Conference Call Information

Acorn’s management will hold its second quarter 2007 earnings conference call at 8:00 am Eastern Time on August 28, 2007 (8:00 pm Beijing Time) to review the Company’s second quarter results.

To access the live teleconference, please dial:

•	1-877-847-0047 (U.S. Toll Free), or

•	+852-3006-8101 (International),

•	+400-811-5252 (China Toll)

Passcode: ATVCALL

Please dial in approximately 10 minutes before the scheduled call time.

A replay of the conference call will be available through 09:00pm, Tuesday, September 04, 2007 Eastern Time by dialing 1-877-847-0047 (international callers use +852-3006-8101) and entering the passcode: 30749. A live and archived webcast of the call will be available on the Company’s website at http://www.chinadrtv.com.

About Acorn

Acorn is a leading integrated multi-platform marketing company in China, operating China’s largest TV direct sales business in terms of revenues and TV air time and a nationwide off-TV distribution network. Acorn’s TV direct sales platform consists of airtime purchased from both national and local channels. In addition to marketing and selling through its TV direct sales programs and its off-TV nationwide distribution network, Acorn also offers consumer products and services through catalogs, outbound telemarketing center and an ecommerce website. Leveraging its integrated multiple sales and marketing platforms, Acorn has built a proven track record of developing and selling proprietary-branded consumer products, as well as products and services from established third parties.

For more information, please visit http://www.chinadrtv.com.

Use of Non-GAAP Financial Measures

Acorn has reported for the second quarter of 2007 income from operations, operating margin, net income and income per ordinary share on a non-GAAP basis, all excluding share-based compensation expenses. Acorn believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Acorn’s financial performance and liquidity and when planning and forecasting future periods. These non-GAAP operating measures are useful for understanding and assessing Acorn’s underlying business performance and operating trends and Acorn expects to report income from operations, operating margin, net income and income per ordinary share on a non-GAAP basis using a consistent method on a quarterly basis going forward.

Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the following reconciliation of GAAP results with non-GAAP results for the three months ended June 30, 2006 and 2007, respectively.

The table below sets forth the reconciliation of non-GAAP measures to GAAP measures for the indicated periods:

ACORN INTERNATIONAL, INC.

RECONCILIATION OF NON-GAAP TO GAAP

(in US dollars)

	Three Months Ended June 30
	2006	2007
	(Unaudited)	(Unaudited)
GAAP net revenues	40,155,452	63,318,839
GAAP income (loss) from operations	(355,506)	3,284,138
GAAP operating margin	(0.9)%	5.2%
Share-based compensation expenses	3,129,655	2,022,922
Non-GAAP income from operations	2,774,149	5,307,060
Non-GAAP operating margin	6.9%	8.4%

GAAP net income	133,915	6,127,155
GAAP income per ordinary share - basic	0.00	0.08
GAAP income per ordinary share - diluted	0.00	0.07
Share-based compensation expenses	3,129,655	2,022,922
Non-GAAP net income	3,263,570	8,150,077
Non-GAAP income per ordinary share - basic	0.05	0.11
Non-GAAP income per ordinary share - diluted	0.04	0.09

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements,” including, among other things, Acorn’s anticipated operating results for 2007, including the impact of increased competition on Acorn’s mobile handset direct sales and the impact of competition and increased flash memory pricing on distribution sales of Acorn’s Ozing product line; planned product introductions (including proprietary cosmetics, Olympic memorabilia and insurance products); and Acorn’s ability to identify and source innovative new products for marketing and promotion through its multiple sales channels. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. In particular, our operating results for any period are impacted significantly by the mix of products and services sold by us in the period and the platforms through which they are sold, causing our operating results to fluctuate and making them difficult to predict.

Other factors that could cause forward-looking statements to differ materially from actual future events or results include risks and uncertainties related to: our ability to successfully introduce new products and services, including to offset declines in sales of existing products and services; our ability to stay abreast of consumer market trends and maintain our reputation and consumer confidence; continued access to and effective usage of TV advertising time and pricing related risks; relevant government policies and regulations relating to TV media time and TV direct sales programs, including actions that may make TV media time unavailable to us or require we suspend or terminate a particular TV direct sales program; our reliance on and ability to effectively manage our nationwide distribution network; potential unauthorized use of our intellectual property; potential disruption of our manufacturing process; increasing competition in China’s consumer market; and general economic and business conditions in China. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our prospectus filed with the Securities and Exchange Commission on May 2, 2007. For a discussion of other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 14 of our prospectus. Our actual results of operations for the second quarter of 2007 and anticipated results for 2007, respectively, are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release.

ACORN INTERNATIONAL, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars, except share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2007	2006	2007
Revenues:
Direct sales, net	27,494,965	51,907,919	49,722,979	97,596,125
Distribution sales, net	12,660,487	11,410,920	47,964,389	33,707,943

Total revenues, net	40,155,452	63,318,839	97,687,368	131,304,068
Cost of revenues:
Direct sales	7,885,117	24,603,621	15,858,387	45,122,038
Distribution sales	5,543,558	5,519,365	23,102,994	15,472,609

Total cost of revenues	13,428,675	30,122,986	38,961,381	60,594,647

Gross profit	26,726,777	33,195,853	58,725,987	70,709,421

Operating income (expenses):
Advertising expenses	(16,284,539)	(16,415,780)	(36,579,916)	(35,760,636)
Other selling and marketing expenses	(4,941,306)	(6,901,979)	(9,460,419)	(13,511,316)
General and administrative expenses	(6,454,214)	(8,179,509)	(9,921,938)	(14,099,760)
Other operating income, net	597,776	1,585,553	1,457,859	2,182,448

Total operating expenses	(27,082,283)	(29,911,715)	(54,504,414)	(61,189,264)

Income (loss) from operations	(355,506)	3,284,138	4,221,573	9,520,157

Other income (expenses):
Interest expenses	(3,572)	—	(7,090)	(320)
Other income, net	463,921	4,066,416	529,973	6,169,694

Total other income	460,349	4,066,416	522,883	6,169,374

Income before income taxes and minority interest	104,843	7,350,554	4,744,456	15,689,531

Income tax expenses (benefits):
Current	(75,674)	574,761	51,819	1,078,511
Deferred	110,130	(303,066)	11,577	(255,149)
Taxes refund	—	—	(768,290)	—

Total income tax expenses (benefits)	34,456	271,695	(704,894)	823,362

Net income after income taxes and before minority interest	70,387	7,078,859	5,449,350	14,866,169
Minority interest	63,528	(951,704)	62,754	(1,438,347)

Net income	133,915	6,127,155	5,512,104	13,427,822
Deemed dividend on Series A convertible redeemable preference shares	(40,350)	(13,450)	(80,700)	(53,800)

Income attributable to holders of ordinary shares	93,565	6,113,705	5,431,404	13,374,022

Income per share
- Basic	0.00	0.08	0.08	0.22

- Diluted	0.00	0.07	0.07	0.16

Income per ADS
- Basic	—	0.24	—	0.65

- Diluted	—	0.20	—	0.48

Shares used in calculating basic income per share	69,571,364	75,182,431	69,571,364	62,153,297

Shares used in calculating diluted income per share	54,852,614	92,867,639	54,724,687	83,428,468

ACORN INTERNATIONAL, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(In US dollars)

	December 31, 2006	March 31, 2007	June 30, 2007
Assets
Current assets:
Cash and cash equivalents	40,744,405	30,532,091	155,452,025
Restricted cash	449,830	393,059	415,271
Short-term investments	3,302,384	8,619,083	19,252,765
Accounts receivable, net	11,714,838	27,973,068	29,850,447
Inventory	7,814,702	11,634,891	12,634,076
Prepaid advertising expenses	25,383,550	25,921,612	23,197,355
Other prepaid expenses and current assets	10,666,652	15,309,421	7,652,593
Deferred tax assets	225,039	102,628	403,839

Total current assets	100,301,400	120,485,853	248,858,371

Property and equipment, net	5,157,156	5,374,818	5,477,731
Acquired intangible assets, net	5,101,567	4,985,097	4,866,677
Goodwill	7,571,865	7,571,865	7,571,865
Other long-term assets	567,338	519,268	531,762

Total assets	118,699,326	138,936,901	267,306,406

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities:
Accounts payable	3,683,573	9,102,401	5,640,959
Accrued expenses and other current liabilities	7,124,807	9,423,444	9,495,782
Notes payable	—	1,292,959	272,471
Income taxes payable	181,606	688,192	609,220
Deferred revenue	4,193,295	5,071,697	9,283,479

Total current liabilities	15,183,281	25,578,693	25,301,911
Total liabilities	15,183,281	25,578,693	25,301,911

Minority interest	1,437,796	1,939,339	3,362,382

Mezzanine equity:
Series A convertible redeemable preferred shares	31,995,699	32,036,049	—
Series A-1 convertible redeemable preferred shares	18,865,724	18,865,724	—
Shareholders’ equity:
Ordinary shares	489,794	489,794	931,364
Additional paid-in capital	35,902,165	37,244,910	198,389,262
Subscription receivables	(9,289,478)	(9,289,478)	—
Retained earnings	21,084,593	28,344,910	34,458,615
Accumulated other comprehensive income	3,029,752	3,726,960	4,862,872

Total shareholders’ equity	51,216,826	60,517,096	238,642,113

Total liabilities, mezzanine equity and shareholders’ equity	118,699,326	138,936,901	267,306,406

For further information, please contact:

Chen Fu

Director of Investor Relations

Acorn International

Tel: +86 21 5151 8888 (ext.2228)

Email: ir@chinadrtv.com

Shelldy Cheung	Christopher Gustafson
Christensen	Christensen
Tel: +852 2117-0861	Tel: +1 212 618 1978
Email: scheung@ChristensenIR.com	Email: cgus@ChristensenIR.com